Exhibit 99.1

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 – F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 – F-10

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,		December 31,
	2020	2019	2019
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	12,612	24,667	7,242
Restricted deposits	179	175	180
Short‑term bank deposits	11,591	13,870	22,036
Trade receivables	2,764	570	4,107
Inventories	1,934	1,535	1,613
Other receivables	728	4,098	450

	29,808	44,915	35,628
LONG‑TERM ASSETS:
Property, plant and equipment, net	2,326	2,183	2,304
Right of-use assets, net	2,086	2,315	2,229
Intangible assets, net	396	462	429

	4,808	4,960	4,962

	34,616	49,875	40,590
CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,321	896	569
Trade payables and accrued expenses	2,423	3,993	4,067
Other payables	6,040	5,969	5,737

	9,784	10,858	10,373
LONG‑TERM LIABILITIES:
Deferred revenues	1,174	1,144	1,135
Liability in respect of IIA grants	7,130	6,919	6,811
Contingent consideration for purchase of shares	4,249	4,412	4,853
Liability in respect of discontinued operation	-	6,003	-
Lease liabilities	1,866	2,022	2,006
Severance pay liabilities, net	281	338	243

	14,700	20,838	15,048
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of June 30, 2020, December 31, 2019 and 37,244,508 shares as of June 30, 2019; Issued and Outstanding: 27,211,128 as of June 30, 2020, 27,202,795 as of December 31, 2019 and 27,178,839 as of June 30, 2019	75	75	75
Share premium	141,390	140,236	140,871
Foreign currency translation adjustments	(16)	(23)	(17)
Accumulated deficit	(131,317)	(122,109)	(125,760)

	10,132	18,179	15,169

	34,616	49,875	40,590

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except share data and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Revenues from sale of products	1,662	1,309	1,015	895	3,393
Revenues from development services	6,631	2,301	2,922	2,301	10,678
Revenues from license agreements	172	17,597	90	17,550	17,718
Total revenues	8,465	21,207	4,027	20,746	31,789

Cost of revenues	6,018	3,520	2,810	3,481	11,849

Gross profit	2,447	17,687	1,217	17,265	19,940

Research and development, gross	3,312	6,343	1,593	1,893	10,070
Participations by BARDA and IIA	19	(4,624)	19	(1,721)	(5,101)
Research and development, net of participations	3,331	1,719	1,612	172	4,969
Selling and marketing	1,683	2,134	859	1,101	4,064
General and administrative	2,345	2,574	1,452	1,242	5,242
Other expenses	-	901	-	812	1,172
Total operating expenses	7,359	7,328	3,923	3,327	15,447

Operating profit (loss)	(4,912)	10,359	(2,706)	13,938	4,493

Financial income	323	153	101	92	556
Financial expense	(968)	(1,956)	(491)	(1,314)	(2,983)

Profit (loss) from continuing operation	(5,557)	8,556	(3,096)	12,716	2,066
Profit from discontinued operation	-	50	-	-	2,889
Net Profit (loss)	(5,557)	8,606	(3,096)	12,716	4,955
Other comprehensive income (loss):

Foreign currency translation adjustments	1	2	(7)	(2)	8

Total comprehensive income (loss)	(5,556)	8,608	(3,103)	12,714	4,963

Basic and diluted net profit (loss) per share from continuing operations	(0.20)	0.32	(0.11)	0.47	0.08
Basic and diluted net profit (loss) per share from discontinued operations	-	(* )	-	-	0.10
Total Basic and diluted net profit (loss) per share	(0.20)	0.32	(0.11)	0.47	0.18

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75	140,871	(17)	(125,760)	15,169

Loss for the period	-	-	-	(5,557)	(5,557)
Other comprehensive income	-	-	1	-	1
Total comprehensive loss	-	-	1	(5,557)	(5,556)

Share-based compensation	-	519	-	-	519

Balance as of June 30, 2020 (unaudited)	75	141,390	(16)	(131,317)	10,132

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

Profit for the period	-	-	-	8,606	8,606
Other comprehensive income	-	-	2	-	2
Total comprehensive income	-	-	2	8,606	8,608

Share-based compensation	-	599	-	-	599

Balance as of June 30, 2019 (unaudited)	75	140,236	(23)	(122,109)	18,179

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2020	75	141,044	(9)	(128,221)	12,889

Loss for the period	-	-	-	(3,096)	(3,096)
Other comprehensive loss	-	-	(7)	-	(7)
Total comprehensive loss	-	-	(7)	(3,096)	(3,103)

Share-based compensation	-	346	-	-	346

Balance as of June 30, 2020 (unaudited)	75	141,390	(16)	(131,317)	10,132

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2019	75	139,912	(21)	(134,825)	5,141

Profit for the period	-	-	-	12,716	12,716
Other comprehensive loss	-	-	(2)	-	(2)
Total comprehensive income	-	-	(2)	12,716	12,714

Share-based compensation	-	324	-	-	324

Balance as of June 30, 2019 (unaudited)	75	140,236	(23)	(122,109)	18,179

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75		139,637	(25)	(130,715)	8,972

Profit for the period	-		-	-	4,955	4,955
Other comprehensive income	-		-	8	-	8
Total comprehensive income	-		-	8	4,955	4,963
Exercise of options	(*	)	-	-	-	(*	)
Share-based compensation	-		1,234	-	-	1,234

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
Cash flows from operating activities:
Net Profit (loss)	(5,557)	8,606	(3,096)	12,716	4,955

Adjustments to reconcile net profit (loss) to net cash provided by (used in) continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	(50)	-	-	(2,889)
Depreciation and amortization	539	552	271	278	1,149
Share-based compensation	519	599	346	324	1,234
Revaluation of liability in respect of IIA grants	424	(392)	226	(466)	(392)
Revaluation of contingent consideration for the purchase of shares	348	1,322	196	1,081	1,690
Revaluation of lease liabilities	64	194	100	91	340
Increase (decrease) in severance pay liabilities, net	40	(10)	19	13	(105)
Net financing income	(191)	(149)	(81)	(87)	(434)
Un-realized foreign currency (gain) loss	28	(70)	(51)	60	(152)

	1,771	1,996	1,026	1,294	441
Changes in asset and liability items:
Decrease (increase) in trade receivables	1,341	(9)	444	(318)	(3,553)
Decrease (increase) in inventories	(326)	146	65	(62)	67
Decrease (increase) in other receivables	(284)	2,744	(383)	2,482	6,376
Increase (decrease) in trade payables and accrued expenses	(1,649)	1,277	(1,004)	1,058	1,355
Increase in other payables and deferred revenues	86	609	133	95	247

	(832)	4,767	(745)	3,255	4,492

Net cash provided by (used in) continuing operating activities	(4,618)	15,369	(2,815)	17,265	9,888
Net cash provided by (used in) discontinued operating activities	-	50	-	-	(1,599)
Net cash provided by (used in) operating activities	(4,618)	15,419	(2,815)	17,265	8,289

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(244)	(433)	(100)	(194)	(792)
Interest received	42	44	39	14	184
Proceeds from (investment in) short term bank deposits, net	10,595	2,977	7,603	412	(5,050)

Net cash provided by (used in) continuing investing activities	10,393	2,588	7,542	232	(5,658)

Net cash used in discontinued investing activities	-	-	-	-	(1,239)

Net cash provided by (used in) investing activities	10,393	2,588	7,542	232	(6,897)

Cash Flows from Financing Activities:

Repayment of leases liabilities	(313)	(312)	(153)	(157)	(630)
Proceeds from exercise of options	-	-	-	-	(* )
Proceeds of IIA grant, net of repayments	(66)	193	-	248	(376)

Net cash (used in) provided by financing activities	(379)	(119)	(153)	91	(1,006)

Exchange rate differences on cash and cash equivalent balances	(26)	63	57	(55)	140

Cash and cash equivalents:

Increase in cash and cash equivalents from continuing activities	5,370	17,901	4,631	17,533	3,364
Increase (decrease) in cash and cash equivalents from discontinued activities	-	50	-	-	(2,838)

Balance of cash and cash equivalents at the beginning of the period	7,242	6,716	7,981	7,134	6,716

Balance of cash and cash equivalents at the end of the period	12,612	24,667	12,612	24,667	7,242

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet medical needs in severe burn and wound management, The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

On March 3, 2020 BARDA has expanded its awarded contract with MediWound providing supplemental funding of $5.5 million to support emergency readiness for NexoBrid deployment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.
Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES-Cont.

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended June 30, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020, except than the change discussed below.

c.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

NOTE 3:          EQUITY

On April 23, 2020, the Company's Board of Directors approved the grant of 1,274,379 options to purchase ordinary shares, for an exercise price of $ 1.75 per share, to its employees, officers and members of the board. The fair value of the options, as of the grant date, was estimated at $1.8 million.

On June 29, 2020, the general meeting of the Company approved the abovementioned grants related the CEO and members of the board which were estimated at approximately $1.4 million.

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